Akso Health Group

Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building

No. 44, Moscow Road , Qianwan Bonded Port Area

Qingdao Pilot Free Trade Zone, China (Shandong)

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Mr. Eddie Kim

June 5, 2025

Re:	Akso Health Group
Registration Statement on Form F-3, as amended (File No. 333-277351)
Initially filed February 23, 2024

Dear Mr. Kim:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Akso Health Group hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 5:00 p.m. ET on June 6, 2025, or as soon as thereafter practicable.

Very truly yours,

Akso Health Group

By:	/s/ Yilin (Linda) Wang
	Name:	Yilin (Linda) Wang
	Title:	Chief Executive Officer

cc:	Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC